From: **Dustin** dustin@troov.app 🚩

Subject: Troov investor update (06/23/2024) - Website & Wefunder Launch!

Date: June 23, 2024 at 1:42 PM

To: Dustin Godevais dgodevais@gmail.com



Hello Dustin!

Some really exciting updates to share with you all!

TLDR;

Our <u>Wefunder fundraising page</u> and <u>website</u> are now live!

We are currently in private mode and **need to raise $50,000 by July 15th** to go public with the campaign.

If you know anyone who might be interested in investing in a kick-ass, early-stage start up, please send them the link to our <u>Wefunder page</u> and send me their contact info so I can give them the personalized pitch 😉

I'm thrilled to start finally giving your shares some real value!

Where are we now?

1. Our Wefunder public fundraising campaign just went live!



INVEST IN **TROOV**

"Meet someone special doing what you love" -
A groundbreaking activity-based, AI-powered
meetup app





troov.app Austin, TX



Note: Our Wefunder page can only be accessed via the direct link that I've provided.

In order for the Wefunder raise to go public on their site, I first have to raise a minimum of $50,000 before July 15th (only 22 days TO GO) in private mode. Terms for the campaign can be revised prior to the $50k being raised and all deposits are cancellable without penalty until the private round closes.

2. Our website www.troov.app just went live!



troov
How it works
Features
Testimonials
FAQs
Get App
Make meaningful one-on-one connections through fun activities and shared passions.
Get Ready! Release day is coming soon!
Get Early Access
9:41
Discover
124 Troovs found
Let's shoot some pool at my favorite dive bar!
Join me on a special occasion.
Albert, 30
Angie, 25
See details

I'm working with a contractor to optimize SEO on the site, but it's main goal right now is to serve as a shareable resource for people to learn more about troov.

3. We are exploring opportunities to partner with local businesses in Austin, TX, and we already have our first partnership: The Expedition School.



The Expedition School is a well respected brand in Austin for outdoor recreational activities and training, and we will be able to market their stand-up paddle boards and kayak rentals on Ladybird Lake. This partnership will allow u to propose fun outdoor activities for our users.

Where are we heading?

1. Raise the $50,000 and launch the public Wefunder campaign.

2. Continue recruiting beta testers to find bugs and gather feedback





Testing @somedustinmybin new App we're all about to be billionaires

I recently hosted a group for a pizza dinner and had everyone download and tes the app which provided a bunch of very valuable feedback. I would like to replicate these sorts of events as I believe that they are cost effective, fun, and good promotional material.

3. Continue to add more local business partnerships.

We have identified **over 80 local businesses** in Austin, TX that we believe woul be a good fit to target for partnerships to bring benefits to troov users as well as enhanced credibility for the app.

These targets range from local coffee shops, rock climbing gyms, concert venues, to public event spaces, etc.

4. Harden our technology infrastructure in anticipation of the app launch (target: September)

The beta app runs on some reduced scale hardware which we need to replace and upgrade for our production environment. This will involve maintaining multiple copies of our existing database and introducing a load balancing framework for our API as well as the ability to scale up and down with traffic loads.

How can you help?

1. Help us meet our fundraising goals!

Would any of your friends and/or family be interested in becoming angel investors in troov?

I'm hoping to find investors willing to invest between $1,000 and $5,000 into Troov.

That said, the minimum investment is only $100 and every little bit helps. The public launch will not just display how much was raised but by how many peopl and the more, the merrier.

As always, don't hesitate to reach out when you have any musings, questions, and/or concerns about our progress so far.

Best regards,

Dustin Godevais
dustin@troov.app
(512) 569-6117

Founder & CEO at TROOV INC.

